

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

MAIL STOP 3720

February 13, 2009

Mr. Bernard Chan
Chief Executive Officer
Asia Document Transition
15D, Eton Building
288 Des Voeux Road
Central, Hong Kong

Re: Asia Document Transition
Registration Statement on Form S-1/A
Amended on February 5, 2009
File no. 333-153888

Dear Mr. Chan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements as of June 30, 2008

1. Please include an audited balance sheet as of June 30, 2007. We note that the audit report does not include the auditor's opinion on the financial position of Asia Document Transition, Inc. as of June 30, 2007.

2. We reissue prior comment 6. The response from your auditors appears to address only the audit procedures performed for property and equipment. Please describe in reasonable detail the procedures performed for all aspects of the audit of the financial statements. Also address the nature of your communications with management during all phases of the audit including the planning and performance of audit procedures. Tell us whether the documents examined and communications with management were in English and if not how the language differences were handled.

Age of Financial Statements

3. Update the financial statements and other financial information in the filing to include the interim period ended December 31, 2008. Please refer to the guidance in Rule 8-08 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Robert Diener, Esq.
        via facsimile, 310-396-8608